Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

March 16, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Levocetirizine Dihydrochloride Tablets USP, 5 mg in the U.S. Market”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of

Levocetirizine Dihydrochloride Tablets USP, 5 mg in the U.S. Market

Hyderabad, India, March 16, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. March 16, 2018—Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Levocetirizine Dihydrochloride Tablets USP, 5 mg, an over-the-counter therapeutic equivalent generic version of Xyzal® Allergy 24HR Tablets in the United States market as approved by the U.S. Food and Drug Administration (USFDA).

Levocetirizine Dihydrochloride Tablets USP, 5 mg is an over-the-counter antihistamine used for 24-hour relief of allergy symptoms such as watery eyes, runny nose, itching eyes/nose, and sneezing.

"This first-to-market launch for the store brand is the testament to the deep capabilities of our store brand OTC business,” says Milan Kalawadia, Vice President and Head, US Over-the-Counter and Speciality Rx businesses, Dr. Reddy’s Laboratories. “We look forward to collaborating with our customers to bring high-quality, affordable store brand alternatives to the market.”

The Xyzal® Allergy 24HR Tablets brand had U.S. sales of approximately $71 million for the most recent twelve months ending in January 2018 according to IRI*.

Dr. Reddy’s Levocetirizine Dihydrochloride Tablets USP is available in 5 mg strength and in various consumer oriented package sizes.

Xyzal® is a registered trademark of UCB group of companies.

*IRI Latest 52 wks. period ending January 28, 2018 OTC-001-0318

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues. The company assumes no obligation to update any information contained herein.